SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                                SourceForge, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    83616W101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Rob Feinblatt
                            c/o Trivium Management, LLC
                            600 Lexington Avenue, 23rd Floor
                            New York, NY 10022
                            United States of America
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 2, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No.         83616W101
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trivium Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,613,100

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,613,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,613,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1%

14.  TYPE OF REPORTING PERSON

     IA, OO

CUSIP No.         83616W101
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trivium Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,465,023

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,465,023

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,465,023

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  83616W101
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is the SourceForge, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 650 Castro Street, Suite 450, Mountain View, California 94041. This schedule relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D, Amendment No. 1, is being filed by Trivium Capital Management, LLC, a Delaware limited liability company (the "Investment Manager") and Trivium Offshore Fund, Ltd., a Cayman Islands exempted company (the "Offshore Fund") (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of the Investment Manager is located at 600 Lexington Avenue, 23rd Floor, New York, New York 10022, United States of America. The principal business address of the Offshore Fund is c/o Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM11, Bermuda. Trivium Capital Management, LLC serves as investment manager for the Offshore Fund, Tower Trivium Focused Fund, a segregated account of Tower Managed Account Platform Ltd., a Bermuda exempted mutual fund company, the Trivium Segregated Portfolio of MFP Managers SPC, a Cayman Islands segregated portfolio company, and management company for Trivium Onshore Fund LP, a Delaware limited partnership (collectively, these funds and accounts are referred to as the "Clients").

     (d) N/A.

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Trivium Capital Management, LLC may be deemed to beneficially own 7,613,100 Shares. The funds for the purchase of such Shares came from the Clients' working capital and/or affiliated funds.

     As of the date hereof, Trivium Offshore Fund, Ltd. may be deemed to beneficially own 6,465,023 Shares. The funds for the purchase of such Shares came from the Reporting Person's working capital.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         ITEM 4 SHALL BE AMENDED AND RESTATED TO INCLUDE THE FOLLOWING:

     The Reporting Persons sent follow-up correspondence to the Board requesting certain corporate actions on June 2, 2008. A copy of this correspondence can be found attached as Exhibit D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Trivium Capital Management, LLC may be deemed to be the beneficial owner of 7,613,100 Shares, or 11.1% of the Shares of the Issuer, based upon the 68,466,186 Shares outstanding as of February 29, 2008, according to the Issuer's most recent Form 10-Q.

     Trivium Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Trivium Capital Management, LLC shares the power to vote or direct the vote of the 7,613,100 Shares to which this filing relates.

     Trivium Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Trivium Capital Management, LLC shares the power to dispose or direct the disposition of the 7,613,100 Shares to which this filing relates.

     Trivium Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 7,613,100 Shares were acquired for investment purposes. Trivium Capital Management, LLC and/or Trivium Capital Management, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Trivium Capital Management, LLC may engage in any or all of the items discussed in Item 4 above.

     Trivium Offshore Fund, Ltd. shares the power to vote or direct the vote of the 6,465,023 Shares to which this filing relates.

     Trivium Offshore Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Trivium Offshore Fund, Ltd. shares the power to dispose or direct the disposition of the 6,465,023 Shares to which this filing relates.

     Trivium Offshore Fund, Ltd. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     The 6,465,023 Shares were acquired for investment purposes. Trivium Offshore Fund, Ltd. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Trivium Offshore Fund, Ltd.. may engage in any or all of the items discussed in Item 4 above.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Clients are set forth in Exhibit B and were all effected in broker transactions.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A:  Joint Filing Agreement
         Exhibit B: Schedule of Transactions in the Shares of the Issuer Exhibit D: Correspondence with Board of Directors

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 3, 2008
                                        ----------------------------------------
                                                       (Date)



                                        Trivium Capital Management, LLC*

                                        By: /s/ Rob Feinblatt
                                        ----------------------------------------
                                        Name: Rob Feinblatt
                                        Title: Managing Member


                                        Trivium Offshore Fund, Ltd.

                                        By: /s/ Rob Feinblatt
                                        ----------------------------------------
                                        Name: Rob Feinblatt
                                        Title: Director


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 1, dated June 3, 2008 relating to the Common Stock, $0.001 par value of SourceForge, Inc. shall be filed on behalf of the undersigned.


                                        Trivium Capital Management, LLC*

                                        By: /s/ Rob Feinblatt
                                        ----------------------------------------
                                        Name: Rob Feinblatt
                                        Title: Managing Member


                                        Trivium Offshore Fund, Ltd.

                                        By: /s/ Rob Feinblatt
                                        ----------------------------------------
                                        Name: Rob Feinblatt
                                        Title: Director


* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                       Exhibit B

               Transactions in the Common Stock, $0.001 par value

                   TRANSACTIONS BY TRIVIUM OFFSHORE FUND, LTD.

   Date of                     Number of Shares
 Transaction                   Purchase/(Sold)                Price per Share
 -----------                   ---------------                ---------------

       4/3/08                      (1,800)                       2.06
       4/3/08                      (1,334)                       2.08
       4/4/08                      (1,700)                       2.04
       4/4/08                      (2,800)                       2.07
       4/7/08                      (13,505)                      2.02
       4/7/08                      (468)                         2.03
       4/14/08                     11,944                        1.86
       4/18/08                     176,827                       1.95
       4/21/08                     30,592                        1.94
       4/22/08                     13,190                        1.80
       4/24/08                     (277)                         1.89
       4/25/08                     (9,432)                       1.89
       4/28/08                     (3,870)                       1.90
       4/30/08                     (5,409)                       1.85
       5/1/08                      143,619                       1.81
       5/2/08                      109,800                       1.80
       5/5/08                      21,960                        1.77
       5/6/08                      (29)                          1.74
       5/6/08                      8,812                         1.74


                     TRANSACTIONS BY TRIVIUM ONSHORE FUND LP

   Date of                     Number of Shares
 Transaction                   Purchase/(Sold)                Price per Share
 -----------                   ---------------                ---------------

       4/4/08                     15,301                         1.99
       4/7/08                     (947)                          2.02
       4/7/08                     (22)                           2.03
       4/14/08                    2,104                          1.86
       4/18/08                    16,470                         1.95
       4/21/08                    2,850                          1.94
       4/22/08                    1,228                          1.80
       4/24/08                    (25)                           1.89
       4/25/08                    (879)                          1.89
       4/28/08                    (360)                          1.90
       4/30/08                    (503)                          1.85
       5/1/08                     16,859                         1.81
       5/2/08                     10,288                         1.80
       5/5/08                     2,057                          1.77
       5/6/08                     (2)                            1.74
       5/6/08                     826                            1.74
       5/13/08                    100,000                        1.70
       5/15/08                    142,000                        1.70
       5/15/08                    (142,000)                      1.69

        TRANSACTIONS BY TRIVIUM SEGREGATED PORTFOLIO OF MFP MANAGERS SPC

   Date of                     Number of Shares
 Transaction                   Purchase/(Sold)                Price per Share
 -----------                   ---------------                ---------------

    4/4/08                        27,333                          1.99
    4/7/08                        (448)                           2.02
    4/7/08                         (10)                           2.03
   4/14/08                        1,352                           1.86
   4/18/08                        7,803                           1.95
   4/21/08                        1,350                           1.94
   4/22/08                         582                            1.80
   4/24/08                         (12)                           1.89
   4/25/08                        (417)                           1.89
   4/28/08                        (170)                           1.90
   4/30/08                        (238)                           1.85
    5/1/08                        10,222                          1.81
    5/2/08                        4,912                           1.80
    5/5/08                         983                            1.77
    5/6/08                         (1)                            1.74
    5/6/08                         394                            1.74


                   TRANSACTIONS BY TOWER TRIVIUM FOCUSED FUND

   Date of                     Number of Shares
 Transaction                   Purchase/(Sold)                Price per Share
 -----------                   ---------------                ---------------

    4/8/08                           (47)                           2.00

                                                                       Exhibit C

                     CORRESPONDENCE WITH BOARD OF DIRECTORS

June 2, 2008

Dear Members of the SourceForge Board of Directors,

This letter is meant as an update to our prior letter seeking Board Action to either seek strategic alternatives or issue a substantial buyback with the companies generous balance sheet cash position. The prior response from the Chairman of the Board was incomplete and didn't address any of investors concerns. In fact, it read like a holiday card. Thank you for your interest and have a nice day.

SourceForge stock is now at a 52 week low after another set of disappointing earnings results issued by the company. While in total, revenues on the media side of the business were reasonable, they showed little growth either sequentially or year-over-year from past patterns. The company did an excellent job on the conference call describing the opportunity set for prime media inventory such as the new download feature page where monetization should be stronger ahead. At the same time, it seems clear the current management team has been unable to generate repeat business from existing customers sufficient to build a base of revenue along with new customer additions. We strongly believe SourceForge has one of the most unique, targeted Internet properties on the web focused on IT professionals. Given the marquee list of media customers including IBM, Hewlett Packard, AMD, Network Appliance, Research in Motion etc, it should be extremely disappointing to the Board that management has been unable to break out of the $5m per quarter range for media revenues.

The current cash position at SourceForge is 82c per share. The value of its Collabnet assets is possibly another 10c per share. The E-Commerce business and Online Media business are currently being value at $36 million. This compares to total sales of $66m in the upcoming year estimate by analysts, or 54% of sales. Clearly the stock price is a "no confidence" vote for management at these levels. Given the recent Cnet transaction in the marketplace, it should occur to the Board that perhaps executing on the strategic plan for growing the media business is best part of a larger organization with long-standing advertiser relationships. In fact, the math should be done on the current productivity of the 17 media salespeople at SourceForge (revenues per salesperson) in order to test the assertion that the company is better on its own or part of a larger organization.

Again, I ask the Board to consider a substantial buyback or seek strategic alternatives. From a strategic standpoint, the new management additions are doing well in addressing adding new media inventory and increasing the attractiveness of the Internet traffic to advertisers. We think management should consider whether it can execute on its plans to grow the media business into a more substantial ad network or if the SourceForge is a "product" not a company. In the case of a product, it would be best served as part of an organization selling targeted media advertising. Alternatively, if the Board finds the growth prospects management is pursuing and sharing with the Board as compelling in enhancing shareholder value, then please speak up and realize the $36 enterprise value vastly under-appreciates the value of the property and a buyback is in order in the very short term.

Sincerely,

Rob Feinblatt

SK 16210 0003 888864